June 7, 2007
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Cecily LaMothe

Re:	Responses to questions raised on May 31st call
Cecily:
Based on a call between Doug Tanner and Eric West, Doug advised us to modify the response that we filed with you on Monday which we have done. I thought it was important for you to know that PWC was extensively involved with both responses, and that the decision to revise what we filed was based on information received during the phone conversation.
I would appreciate it if you would see that this gets routed to the appropriate individuals on your end.
Please call if there are any questions. Thanks.
/s/ Lawrence J. Taff
Lawrence J. Taff

RESPONSE TO SEC MAY 31 CALL
A. FIN 46 ANALYSES
     1. Shidler Predecessor Facts
i.	All significant decisions in the normal course of business are vested with the manager or general partner of each LLC and partnership, respectively. In certain cases, as discussed below, the members or limited partners have the right to remove the manager or general partner. With respect to the LLCs, each LLC agreement specifies that each LLC will be managed by a designated manager. In all cases the manager is not a member of the entity, but is related to a member owning an equity interest in the LLC. Hereafter the manager is referred to as the managing member or manager interchangeably. The managing member receives no compensation for its management services. The managing member of each of the LLCs cannot transfer its manager rights. If the current manager no longer serves as manager, the replacement manager is determined by the remaining members and the replacement manager is not required to be a member.

ii.	Each manager or general partner of all of the TSG entities is an entity owned and controlled by James Reynolds (“Reynolds”) and/or Jay Shidler (“Shidler”). See Exhibit I.
a.	JCR Manager (wholly owned and controlled by Reynolds) is the manager of 9 of the 11 entities[1].

b.	JHS Manager (wholly owned and controlled by Shidler) is the manager of 1 of the 11 entities (First Insurance Center-Leasehold Interest).

c.	A corporation jointly owned and controlled by Reynolds and Shidler is the general partner of 1 of the 11 entities (City Center).
iii.	Five individuals including Shidler, Reynolds, Lawrence Taff, Matthew Root and James Ingebritsen (the “Shidler Principals”) collectively own more than 90% of the equity interests in all 11 entities that comprise the Shidler Predecessor (the “TSG Entities”). The remaining interests in the TSG Entities are held by LLCs owned by senior executives (“Executive Members”) of The Shidler Group. The Executive Member LLCs are controlled by entities either wholly-owned by Reynolds or Shidler, who respectively control the vote for each entity that they manage. The manager entities of the Executive Member LLC’s cannot be removed or replaced by the Executive Members. If the manager of an Executive Member LLC is no longer able to serve as manager, a new manager is elected by a majority vote of the Shidler Principals.
iv.	Shidler is able to exert significant influence over all of the Shidler Principals and Executive Members; accordingly they are all related parties to Shidler.
a.	Facts indicative of Shidler’s influence:

[1]	Waterfront Plaza, Davies Pacific Center, Pan Am Building, First Insurance Center-Fee Interest, PBN Building, City Square, Sorrento Technology Center, Plaza Seville and U.S. Bank Center.

1.	The Shidler Group was formed in 1972 by Shidler and existed for a number of years prior to Reynolds or any of the other Shidler Principals becoming partners.

2.	During the past 30 years, every property acquired, financed, or sold by The Shidler Group and it affiliates was approved by Jay Shidler. No property has ever been acquired, financed, or sold without the consent of Jay Shidler, regardless of any legal documentation providing otherwise.

3.	Taff, Root, and Ingebritsen started as Shidler Group employees and became equity participants later. They continue to receive monthly draws to cover living expenses which are disproportionately funded by Shidler and Reynolds. Their ownership interests in the entities are much smaller than those of Shidler and Reynolds.

4.	Shidler’s reputation, expertise, and net worth allow the group to participate in transactions that would not be possible without his involvement. Since he can withhold his involvement in future deals if he becomes dissatisfied with the business relationship, he is able to have the last word on all significant matters. Shidler can find, and has found (in other geographic regions), other individuals that can fulfill the role that the principals provide to him. It would be much more difficult, if not impossible, for the other principals to find another Shidler.

5.	In 25 years as Shidler’s partner, Reynolds has never exercised his “right” to make unilateral decisions, including those related to buy/sell, for the various entities where he is the manager. Reynolds’ role as the manager of these entities is that of an administrative partner to the point where he is the de facto agent of Shidler.

6.	Shidler has a significantly greater net worth than Reynolds. Reynolds has derived substantially all of his net worth from investments with Shidler. Shidler has derived a majority of his net worth from Shidler Group investments that did not involve Reynolds.

7.	Shidler will receive the greatest percentage interest in units in POP (approximately 35.2%) which is significantly greater than Reynolds’ interest (approximately 25.05%). See Exhibit II.

8.	Shidler guided the strategic assembly of the POP portfolio, with the stated goal of the portfolio becoming the core holding of a public REIT. The POP transaction was modeled after Shidler’s Corporate Office Properties (NYSE: OFC) transaction that was completed in 1997, without Reynolds’ participation.

9.	This will be the fourth public REIT formed by Shidler and The Shidler Group. Reynolds did not have a significant role in any of the previous three REITs (and will not in this one), while Shidler served as Chairman for each of them and will serve as the Chairman for POP. Shidler led the search and hired the CEO for POP.

10.	Reynolds will not have a future role in POP as an employee or as a director — Reynolds has never held a position in senior management or as a director of a public company.
     2. FIN 46(R) Analysis of 7 of the 9 LLCs that are managed by JCR Manager and the 1 LLC that is managed by JHS Manager:
i.	The first step of this analysis is to identify the ownership of the equity at risk of each LLC, and then to determine if the equity at risk has the characteristics of a controlling financial interest. Equity at risk has the characteristics of a controlling financing interest if it has voting rights. While it is clear that the member interests in question qualify as equity at risk, a question arises as to whether or not to combine the managing member interests or rights with the member interests when evaluating the voting rights. In this connection, each of the LLCs has a managing member that has all of the voting rights, receives no compensation for its services, and has no economic interest in the LLC. For purposes of simplicity, we have completed the analysis for one of the LLCs (Davies Pacific Center). It should be noted that the analysis would be identical for the other 7 LLCs within this group and has not been repeated herein.

ii.	5(b)(1)

The managing member of Davies Pacific Center is an entity that is wholly owned and controlled by Reynolds. There are no other member interests or executory contracts that give any other parties decision-making or participating rights (as that term is defined in EITF 04-05 or EITF 96-16) in Davies Pacific Center. Reynolds owns approximately 25.00% of the member interests in the LLC. The remaining equity interests in Davies Pacific Center are held by Shidler (44.11%) and related parties of Shidler, which are Taff, Root, and Ingebritsen (collectively 30.89%). Under 5(b)(1), we must evaluate the voting rights held by to the group of owners of the equity investment at risk that are provided solely through their equity investment.

Pursuant to remarks made by Mark Mahar before the 2006 AICPA National Conference on Current SEC and PCAOB Developments, the SEC expressed its view that, under certain circumstances, when a GP makes no or only non-substantive investments in an entity, or the GP interest does not otherwise qualify as equity at risk, and depending upon the significance of the relationships, the GP (manager) and LP (equity member) interests of certain “closely associated” related parties should be aggregated for purposes of 5(b)(1). We believe that the SEC’s view as expressed in that speech applies to our fact pattern. In our case, we believe that the non-economic managing member interest or rights owned and controlled by the Reynolds’ manager entity should be combined with Reynolds’ member interests, and considered as part of the Davies Pacific Center’s members’ equity at risk. Reynolds equity at risk would then be combined with all the other equity at risk. When they are combined, the equity at risk would control Davies Pacific Center and there are no other interests or executory contracts that give any other parties decision making or participating rights in Davies Pacific Center. Therefore, the Davies Pacific Center is not a VIE, because Reynolds’ member interest has the characteristics of a controlling financial interest.

As discussed above, a similar analysis can be made with respect to each of the other 7 LLCs within this group. We do not believe that whether or not the members within the equity at risk group have kick out rights over a manager interest where that manager interest also qualifies as equity at risk is a determining factor under 5(b)(1).

We also note that if the management rights were not embedded in the LLC agreement and therefore part of the entity’s member interests (or example it was entered into as a separate management contract) then the “management agreement” would not be considered part of the entity’s equity at risk and the entity would have been a VIE under 5(b)(1) notwithstanding that the manager also holds member interests in the entity (an exception to this general provision would apply if the management agreement cannot be legally separated from a related party’s other equity interests in the entity).

Since none of the 8 entities are VIEs under 5(b)(1), the next step is to evaluate whether or not they are VIEs under 5(c). As with 5(b)(1) we will consider Davies Pacific Center, but a similar analysis would apply to each of the other 7 LLCs within this group.
iii.	5(c)

Under 5(c) there are two separate tests that must be met. The first test is to determine whether or not the members’ economic interests are proportional to their voting rights. If the members’ economic interests are not proportional to their voting rights, then the second test must be applied, which is to determine whether or not substantially all of the entity’s activities are conducted on behalf of the investor that has disproportionately few voting rights and high economics. Most limited partnerships and LLCs with governance provisions similar to limited partnerships, will fail the first test of 5(c)(1), by having economic interests of members that are not proportional to voting rights, unless the limited partners or LLC member interests have the unconditional ability to remove the general partner or manager (i.e. kick-out rights under EITF 04-05) or the general partner or managing member hold a majority of the entity’s economics.

The combination of the manager entity with any related member interests in that LLC is not relevant in determining the members’ economic interests for purposes of the 5(c) analysis, because in no case will be the combined economic interests of the manager and its related member interest be greater than 50%. However, for purposes of determining whether or not the voting is proportional to economics under 5(c), we have assumed that the member interests are combined with the voting rights of its related manager.

Unlike our discussion under 5(b)(1), the discussion under 5(c) is not the same for each entity, and the entities have been grouped according to certain common characteristics.
a.	5(c)(i)
1.	In 3 of the LLCs managed by Reynolds[2], the member interests do not have the right to remove the manager (i.e. the decision maker), and therefore these entities exhibit disproportionate voting rights to

[2]	Sorrento Technology Center, Seville Plaza and U.S. Bank Center

economics. In these LLCs, Reynolds owns and controls 28.80%, 28.50%, and 28.50% of the member interests, respectively.
2.	In the other 4 LLCs managed by Reynolds[3], and in the 1 LLC managed by Shidler [4], the members have the right to remove the manager through kick-out rights. However, those rights are considered non-substantive as set forth below.

When evaluating whether or not the kick-out rights were substantive, we followed the guidance of EITF 04-5. Under EITF 04-05, the kick-out rights are not substantive if it takes more than a simple majority of the members unrelated to the manager (i.e. 3 of 4 as below) to remove the manager or general partner. The simple majority requirement is not met if there is (i) any combination of the member voting interests that represent at least a simple majority of the members not related to the manager, and (ii) the sum of the voting interests of that combination of member interests is not sufficient in voting percentage to remove the managing member..

To illustrate this principle, Davies Pacific Center has five members and JCR Manager is the manager. James Reynolds owns 25% of the member interests and 100% of the manager. Since Reynolds owns and controls the manager and his member interest, there are only four members not related to the manager. These four remaining members collectively own 75% of the member interests (Shidler owns 44.12%, Lawrence Taff owns 15%, Matthew Root owns 7.94% and James Ingebritsen owns 7.94%). Since a simple majority of those interests would be needed to remove Reynolds as the manager and the combination of Root, Ingebritsen and Taff own, in the aggregate, only 30.88% of the membership interests, or 41.17% (30.88%/75%) of the interests not related to the manager, they do not have a sufficient percentage interest to vote to remove JCR Manager, and the kick-out rights are therefore non-substantive.
3.	Based on the above analysis, we determined that these 8 LLCs all met condition 5(c)(i), because the manager holds disproportionate voting to its economics.
b.	5(c)(ii):
1.	We believe that Shidler, Reynolds and the other members are related parties to each other under FAS 57, and that Reynolds is a de facto agent of Shidler, as defined by FIN 46(R) paragraph 16 d(2). We also believe that all of the Shidler Principals are related parties of Shidler for purposes of 5(c)(ii).

2.	Under 5(c)(ii), we need to determine whether or not substantially all of the entity’s activities either involve or are conducted on behalf of an investor (and its related parties) that has disproportionately few voting rights. For the 7 LLCs where Reynolds is the manager and the other entity in which Shidler is the manager, Shidler and his

[3]	Davies Pacific Center, Pan Am Building, PBN Building and City Square

[4]	First Insurance Center-Leasehold Interest

related parties constitute a related party group and together own 100% of the economics. Since Shidler has voting rights of less than 50% in the 7 Reynolds managed LLC’s and an economic interest of 100% based on the related party aggregation of economic interests of all members, the result is that the relationship between vote and economics is disproportionate in these entities, because substantially all of these entities’ activities are conducted on behalf of an investor, Shidler, who has disproportionately few voting rights. Therefore, we determined that these 7 entities also met condition 5(c)(ii).

A similar analysis would be performed for First Insurance-Leasehold Interest (building owner), wherein an entity wholly owned and controlled by Shidler is the manager, and Shidler owns 35.24% of the member interest, and also controls the vote of the Executive Members’ LLC, which owns an member interest of 7.1%. The other member interest holders, Taff, Root, and Ingebritsen, each own a 19.22% interest for a combined interest of 57.66%. Based on their long, close and personal business relationships with each other, we believe the four non-Shidler equity holders (including the Executive Members; LLC), collectively owning 64.76% of the entity, are related parties to each other under FAS 57 and paragraph 16 d(2). In addition, we think each of these individuals is a related party to Shidler as discussed above. Accordingly, we concluded that substantially all of these entities’ activities are conducted on behalf of any one of the members of that group, for example Taff, who has disproportionately few voting rights. Therefore, we determined that First Insurance-Leasehold Interest also met condition 5(c)(ii).

However, we would like to note that if the related party criteria was not met, the entity would not be a VIE, since the right to remove Shidler as the manager would be non-substantive in that scenario. Therefore, Shidler would consolidate the entity under EITF 04-05.
3.	Since both criteria under 5(c) were met for all 8 entities we have determined that each of these entities is a VIE.
     3. FIN 46(R) Analysis of First Insurance Center-Fee Interest (Managed by JCR Manager):
i.	5(a) — An entity is a VIE if the total equity at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by other parties.
a.	The First Insurance Center property was divided into a fee interest in the land and a leasehold interest in the building at the time of its acquisition by The Shidler Group. This bifurcated ownership structure was devised by Jay Shidler, and was put into place simultaneous with the acquisition of the property for financing purposes.
b.	The terms of the 65-year ground lease created between the First Insurance Center-Fee Interest (land owner) and the First Insurance Center-Leasehold

Interest (building owner) were arranged in order to reduce debt service costs on an overall basis and not with reference to a “market rate” for the ground rent to be paid. We believe this land lease is not at market rates and are on terms favorable to First Insurance Center-Fee Interest (land owner) that allowed First Insurance Center-Fee Interest (land owner) to obtain acquisition financing in excess of the acquisition cost for the land. Thus, the First Insurance Center-Fee Interest (land owner) has a deficient GAAP equity and insufficient equity at risk in the venture.

c.	Because the land lease is not at market rates and embedded a form of capital financing to the Fee Interest (land owner), we believe that this clear credit enhancement by the Leasehold Interest (building) implies that the equity of the Fee Interest (land owner) was not sufficient to support its activities without additional subordinated financial support in the form of an above-market rate lease. In other words, the Leasehold (building) Interest effectively subsidizes the Fee (land) Interest through the above-market lease arrangement and provided a de facto equity investment.
ii.	We concluded that this entity met the criteria of 5(a) and was therefore a VIE.
     4. FIN 46 Analysis of City Center (Corporate General Partner Owned Equally by Shidler and Reynolds):
i.	5(b)(i)
a.	The first step of this analysis is to identify the ownership of the equity at risk of the partnership and then to determine if the equity at risk has the characteristics of a controlling financial interest. While its is clear that the limited partnership interests qualify as equity at risk, a question arises as to whether or not the general partnership interest qualifies as equity at risk under 5(b)(i). The general partnership interest represents a 2% interest in the partnership. We considered this investment sufficient to qualify as equity at risk. Each Shidler and Reynolds owns 50% of the voting rights and economics of the corporate general partner entity. Given that there are no other variable interests with voting or participating rights, the outstanding equity of City Center, when considered as a group has the characteristics of a controlling financial interest and the conditions of 5(b)(i) is not met.

b.	Therefore, the equity at risk has the characteristics of a controlling financial interest, and City Center is not a VIE under 5(b)(i).
ii.	5(c)

Under 5(c), there are two separate tests that must be met. The first test is to determine whether or not the entity’s economic interests are proportional to its voting rights. If they are not, the second test is to determine whether or not substantially all of the entity’s activities are conducted on behalf of an investor that has disproportionately few voting rights and high economics.
a.	5(c)(i):

As discussed above, most limited partnerships will fail the first test of 5(c)(i) unless the limited partners have the unconditional ability to remove the general partner (i.e. kick-out rights under EITF 04-05) or the general partner holds a majority of the entity’s economics. In the case of City Center, the limited partners do not have the right to remove the general partner, the general partnership interest has substantially all voting control over the partnership, and therefore, the relationship between vote and economics is not proportionate.
b.	5(c)(ii):
1.	As previously stated, we believe that Shidler and Reynolds are related parties to each other under FAS 57, and that Reynolds is a de facto agent of Shidler, as defined by FIN 46(R) paragraph 16 d(2). Therefore, we believe Shidler and Reynolds are related parties for purposes of 5(c)(ii).

2.	The first step under 5(c)(ii) is to determine the holders with disproportionately few voting rights. For City Center, Shidler has 50% of the vote and 50.33% of the economics (1% general partnership interest and 49.33% limited partnership interest), and Reynolds has 50% of the vote and 49.67% of the economics (1% general partnership interest and 48.67% limited partnership interest). In step two, the related party status of Shidler and Reynolds aggregates to 100% of the economics, substantially all of the entity’s activities either involve or are conducted on behalf of Shidler that has disproportionately few voting rights. Therefore, the entity meets the criteria under 5(c)(ii).

3.	Since both criteria under 5(c) were met for City Center, we determined that this entity is a VIE.
B. FIN 46(R) Analysis of Waterfront Plaza
1.	The managing member is an entity owned and controlled by Reynolds, Shidler owns 56.25% of the economic and voting rights of the Waterfront Plaza entity and can remove Reynolds as the manager. As discussed above, we believe that the non-economic managing member interest or rights owned and controlled by Reynolds’ manager entity should be combined with Reynolds’ member interest and considered as part of the Waterfront Plaza’s members’ equity at risk. Reynolds’ equity at risk would then be combined with all the other members’ equity at risk. When they are combined, the equity at risk would control Waterfront Plaza and there are no other interests or executory contracts that give any other parties decision making or participating rights in Waterfront Plaza.

Since Shidler can remove the manager, his equity at risk would also have the characteristics of a controlling financial interest. Therefore, Shidler’s investment by itself would qualify as equity at risk and this entity has the characteristics of a controlling financial interest with equity at risk and is therefore not a VIE under paragraph 5(b)(i).

2.	Shidler owns a majority of the economics (56.25%) and can remove the manager. Therefore the voting rights are proportionate to its economic interests. Accordingly, the criteria of paragraph 5(c) are not satisfied and Waterfront Plaza is not a VIE.

3.	Since Shidler has a majority of the voting control of Waterfront Plaza, we concluded that this entity would be consolidated by Shidler in accordance with the Voting Interest Model.
C. FIN 46(R) Analysis of POP Venture ( Aka POP Contributor)
1.	POP Contributor is a newly formed entity with no assets or equity and will not have any until formation.

2.	POP Contributor will only hold the membership interests in the property entities being contributed to the POP Operating Partnership (OP) for a nanosecond at the time of closing.

3.	POP Contributor’s role in the transaction is to aggregate the members’ interests being contributed to the OP by the 11 separate LLCs with the cash capital contributed by Shidler and other Shidler Group partners toward formation costs, so as to apportion the aggregate $165M of OP Units being issued in return for the contributed properties among the various property and cash contributors (i.e. the Shidler Principals, and other Shidler Group members) constituting the owners of POP Contributor.

4.	5(b)(i)
i.	POP Contributor is controlled by Shidler. Such control is exercised through POP Funding, which is the managing member of POP Contributor. An entity owned and controlled 100% by Shidler is the manager of POP Funding. POP Funding cannot be removed as the managing member of POP Contributor; Shidler cannot be removed as the manager of POP Funding; no other member of POP Contributor has any other rights; and Shidler owns the largest financial interest in POP Contributor.

ii.	POP Funding as the managing member has a 15% equity interest in POP Contributor. We considered this investment sufficient to qualify as equity at risk. Given that there are no other variable interests with voting or participating rights, the outstanding equity of POP Contributor, when considered as a group, has the characteristics of a controlling financial interest and the conditions of 5(b)(i) are not met.

iii.	Therefore, the equity at risk has the characteristics of a controlling financial interest and POP Contributor is not a VIE under 5(b)(i).
5.	5(c)

Under 5(c) there are two separate tests that must be met. The first test is to determine whether or not the entity’s economic interests are proportional to its voting rights. If not, the second test is to determine whether or not substantially all of the entity’s activities are conducted on behalf of an investor that has disproportionately few voting rights and high economics.
i.	5(c)(i):
a.	As discussed above, most limited partnerships will fail the first test of 5(c)(i), unless the limited partners have the unconditional ability to remove the general partner (i.e. kick-out rights under EITF 04-05) or the general partner holds a majority of the entity’s economics. In the case of POP Contributor, the members do not have the right to remove the manager; the manager’s interest has all the voting control over the LLC; and therefore, the relationship between vote and economics is not proportionate.

b.	5(c)(ii):

Shidler is the manager and owns 35.23% of the equity interest and controls the vote of the other TSG Executives, who collectively own an equity interest of 11.74%. The other equity interest holders, Reynolds, Taff, Root, and Ingebritsen, each own a 25.05%, 9.08%, 9.46% and 9.46% equity interest for a combined interest of 53.04%. Based on their long, close and personal business relationships with each other, we believe the five non-Shidler equity holders are related parties to each other, as well as being related to Shidler, under FAS 57 and paragraph 16 d(2). In addition, we think each of these individuals is a related party to Shidler as discussed above. Accordingly, we concluded that substantially all of these entities’ activities are conducted on behalf of Reynolds, for example who has disproportionately few voting rights. Therefore, we determined that POP Contributor also met condition 5(c)(ii).

Even if the related party status of the four non-Shidler equity interest holders were challenged, the entity would not be a VIE, since there are no rights to remove Shidler as the manager. Therefore, Shidler would consolidate the entity under EITF 04-05.

c.	Since both criteria under 5(c) were met for POP Contributor, we determined that this entity is a VIE.
D. FIN 46 CONCLUSIONS
1.	Based on the results of our FIN 46 analysis, we determined that 10 of the 11 Shidler Predecessor entities and POP Venture are VIEs, and that the remaining 1 entity (Waterfront Plaza) is controlled by Shidler under the voting interest model.

2.	Jay Shidler is the primary beneficiary, as he is more closely related to the entities than any other member, for the reasons noted above and previously identified in the detailed discussion of this issue in our Response to Comment 56 dated April 29, 2007.